

November 22, 2010

Via U.S. Mail and facsimile to (609) 561-8225

Gina Merritt-Epps, Esq.
Corporate Counsel and Secretary
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

> **Re: South Jersey Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 001-06364**

Dear Ms. Merritt-Epps:

We have reviewed your response dated October 28, 2010 to our comment letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested responses.

General

1. Please include the representations included at the end of our letter dated September 27, 2010 ("Tandy representations") in your next response letter.

Proxy Statement on Schedule 14A

Compensation of Directors, page 13

2. We note your response to comment 5 in our letter dated September 27, 2010. However, it is unclear whether you are using the Mercer Human Resources Consulting, Hay Group, and Towers Perrin studies for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies of the Towers Perrin study. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Compensation Discussion and Analysis, page 15

Compensation practices, page 16

3. We note your response to comment 9 in our letter dated September 27, 2010. You state that "[b]oth the survey data and the proxy information are used to establish the 50th percentile of the market against which we benchmark our compensation on a job-by-job basis." Since it appears that you benchmark compensation, please provide the names of the companies in each of the studies, including the names of the companies from which your management collects proxy information. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Compensation Components, page 18

4. We note your response to comment 10 in our letter dated September 27, 2010. You still have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based annual cash awards and long-term incentives. For example, for annual cash awards you have not disclosed the targets for economic earnings per share or financial performance of relevant subsidiary. If there are targets or measures of the "bsc" for financial, customer, process, and learning and growth you should disclose them. You should define economic earnings and the measure on which the cash awards are based. For long-term incentives, you have not disclosed the targets for relative shareholder return. Please disclose the specific performance targets used to determine incentive amounts for 2009, as well as where your performance fell with respect to the targets, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In

discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy Kelly, Esq.
     Morgan, Lewis & Bockius LLP
     Via facsimile to (215) 963-5001